Exhibit 99.1

Perion Generates Record Year-Over-Year 368% GAAP Net Income Growth; $15.5 Million, $0.33 EPS
Revenue Up 40% to $125.3 Million
Net income of $15.5 million in the first quarter is ahead of the entire first half of last year;
 Management increases guidance for 2022
Tel Aviv & New York – April 28, 2022 – Perion Network Ltd. (NASDAQ: PERI), a global advertising technology company that delivers a holistic solution across the three main pillars of digital advertising – ad search, social media, and display / video / CTV  – today announced record financial results for the first quarter ending March 31, 2022.

Doron Gerstel, Perion’s CEO, commented, “Our exceptional financial performance is a direct result of our diversification strategy, our continuing investment in high-impact innovation, and our ability to connect the supply and demand sides of the open-web to our central iHub - an intelligent control system. The iHub embodies our diversification strategy, which was built through significant organic innovation and successful strategic acquisitions. For instance, a key factor behind Perion’s 80% year-over-year revenue growth in Display Advertising is the strong adoption of SORTTM - proprietary cookie-free technology which delivers greater ROAS for our customers than 3rd party cookies.”

First Quarter 2022 Highlights

●
Display Advertising revenue grew 80% (or 52% on pro forma basis), driven by accelerating adoption of Perion’s video and CTV solutions, leading to an increase of average client spend by 42% and a 3% increase in number of clients;

●	Video and CTV revenue grew by 341% year-over-year, (or 123% on a proforma basis), representing 46% of Display advertising revenue;
●	Search advertising revenue grew 10%, primarily driven by an increased number of commercial searches, as well as in the percentage of transactional searches;
●	Adjusted EBITDA margin expanded to 42% of revenue excluding traffic acquisitions costs compared to 25% during the first quarter of 2021, as a result of continuous improvement of iHub;
●	Net cash provided by operating activities of $23.6 million; Perion had $342.5 million in cash and zero debt as of March 31, 2022.

First Quarter 2022 Financial Highlights*

(In millions, except per share data)
	Three months ended
	March 31,
	2022	2021	%
Display Advertising revenue	$68.6	$38.1	+80%
Search Advertising revenue	$56.7	$51.7	+10%
Total Revenue	$125.3	$89.8	+40%
GAAP Net Income	$15.5	$3.3	+368%
Non-GAAP Net Income	$20.7	$7.0	+196%
Adjusted EBITDA	$22.7	$8.8	+158%
Adjusted EBITDA/Revenue Ex TAC	42%	25%	+66%
Net cash provided by operating activities	$23.6	$13.5	+75%
GAAP Diluted Earnings Per Share	$0.33	$0.09	+267%
Non-GAAP Diluted Earnings Per Share	$0.44	$0.19	+132%

* Reconciliation of GAAP to Non-GAAP measures follows.

Mr. Gerstel added “Perion’s newly acquired Vidazoo - a video monetization platform - is also winning market share and supporting our strategic success in growing our Display Advertising revenue, which represented 55% of our total revenue, up from 42% one year ago and 36% two years ago. Our ability to connect all media transactions to our central intelligent HUB is key factor behind the growth of media margin; 43% in the first quarter, up from 39% in the first quarter last year. This resulted in record first quarterly EBITDA levels, on our highest-ever EBITDA margins, and $23.6 million in operating cash flow.”

“The strong performance, led by our predictable and sustainable business model gave us increased confidence to update our full-year outlook,” Gerstel concluded. “With robust growth, increased profitability, and $342.5 million in cash and zero debt, Perion is poised to further accelerate its momentum. This positions us well for a post-cookie future, one where privacy consciousness will drive more and more advertising decisions. We have the platform, track record, proven team, and financial depth to drive enduring success.

Gerstel concluded ”Separately, we announced that yesterday we were honored with the Microsoft Advertising's prestigious GLOBAL Supply Partner of the Year Award”.

Financial Comparison for the First Quarter of 2022

Revenue: Revenue increased by 40% to $125.3 million in the first quarter of 2022 from $89.8 million in the first quarter of 2021. This growth was led by an 80% (or 52% on a pro forma basis) increase in Display Advertising revenue, primarily from growth of 341% in video and CTV, (or 123% on a proforma basis), now representing 46% of display advertising revenue compared with 19% in the first quarter of 2021 (or 31% on a pro forma basis), as well as a 42% increase in average revenues per client and a 3% increase in the number of clients.  Search Advertising revenue increased by 10% and represented 45% of revenue, growth was achieved primarily due to 18.1 million average daily commercial searches compared to 17.7 million in the first quarter of 2021, and the addition of 25 new publishers to our network.

Traffic Acquisition Costs (“TAC”): In the first quarter of 2022, TAC were $71.0 million, or 56.6% of revenue, compared to $54.9 million, or 61.1% of revenue, in the first quarter of 2021. The decrease of 4.5% was primarily due to a favorable product mix of ad formats, and the continuous iHub efforts to serve direct demand and supply in a closed loop that generates superior efficiency and performance.

Net Income: On a GAAP basis, net income increased by 368% to $15.5 million in the first quarter of 2022 from $3.3 million in the first quarter of 2021.

Non-GAAP Net Income: In the first quarter of 2022, non-GAAP net income was $20.7 million, or 16.5% of revenue, compared to the $7.0 million, or 7.8% of revenue, in the first quarter of 2021. A reconciliation of GAAP to non-GAAP net income is included in this press release.

Adjusted EBITDA: In the first quarter of 2022, Adjusted EBITDA was $22.7 million, or 18.1% of revenue (and 41.7% of revenue Ex TAC), compared to $8.8 million, or 9.8% of revenue (and 25.1% of revenue Ex TAC), in the first quarter of 2021. A reconciliation of GAAP Net Income to Adjusted EBITDA is included in this press release.

Cash and Cash Flow from Operations: As of March 31, 2022, cash and cash equivalents and short-term bank deposits were $342.5 million. Net cash provided by operating activities in the first quarter of 2022 was $23.6 million, compared to $13.5 million in the first quarter of 2021.

Outlook
Perion has raised its financial guidance for 2022, based on the Company’s strong business momentum and improved visibility.

($M)	2021	Previous 2022 Guidance	Guidance 2022 *	YoY Growth % *
Revenue	$478.5	$610-$630	$620-$640	32%
Adjusted EBITDA	$69.6	$88-$92	$98-$102	44%
EBITDA to REV Ex-TAC	37%	36%	40%

* At guidance midpoint

Conference Call

Perion management will host a Zoom conference call to discuss the results at 8:30 a.m. ET today.

Registration Link

If not on Zoom, participant dial-in: 877-407-0779 / 201-389-0914

About Perion Network Ltd.

Perion is a global technology company that delivers strategic business solutions that enable brands and advertisers to efficiently “Capture and Convince” users across multiple platforms and channels, including interactive connected television – or iCTV. Perion achieves this through its Synchronized Digital Branding capabilities, which are focused on high impact creative; content monetization; its branded search network, in partnership with Microsoft Bing; and social media management that orchestrates and optimizes paid advertising. This diversification positions Perion for growth as budgets shift across categories.
Non-GAAP Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude stock-based compensation expenses, retention and acquisition related expenses, revaluation of acquisition related contingent consideration, amortization of acquired intangible assets and the related taxes thereon, non-recurring expenses, foreign exchange gains (losses) associated with ASC-842, as well as certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition.  Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is defined as operating income excluding stock-based compensation expenses, depreciation, acquisition related items consisting of amortization of intangible assets, acquisition related expenses, gains and losses recognized on changes in the fair value of contingent consideration arrangements and certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition. Revenue after Traffic Acquisition Costs (“Revenue ex-TAC”) presents revenue reduced by traffic acquisition costs, reflecting that a portion of our revenue must be directly passed to publishers or advertisers and presents our revenue excluding such items.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, we are unable to quantify certain amounts that would be required for such presentation without unreasonable effort. Consequently, no reconciliation of the forward-looking non-GAAP financial measures is included. A reconciliation between results on a GAAP and non-GAAP basis is provided in the last table of this press release.
Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2021 filed with the SEC on March 16, 2022. Perion does not assume any obligation to update these forward-looking statements.
Contact Information:
Perion Network Ltd.
Rami Rozen, VP of Investor Relations
+972 (52) 5694441
ramir@perion.com
Source: Perion Network Ltd.

PERION NETWORK LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands (except share and per share data)
	Three months ended
	March 31,
	2022	2021
	(Unaudited)	(Unaudited)

Revenue:
Display Advertising	$68,603	$38,137
Search Advertising	56,712	51,680
Total Revenue	125,315	89,817

Costs and Expenses:
Cost of revenue	6,613	5,436
Traffic acquisition costs and media buy	70,974	54,860
Research and development	9,033	8,545
Selling and marketing	13,338	10,605
General and administrative	5,666	4,131
Depreciation and amortization	3,185	2,377
Total Costs and Expenses	108,809	85,954

Income from Operations	16,506	3,863
Financial income, net	604	193
Income before Taxes on income	17,110	4,056
Taxes on income	1,644	750
Net Income	$15,466	$3,306

Net Earnings per Share
Basic	$0.35	$0.10
Diluted	$0.33	$0.09

Weighted average number of shares
Basic	44,035,576	32,147,176
Diluted	47,030,727	35,820,634

PERION NETWORK LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands
	March 31,	December 31,
	2022	2021
	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$92,892	$104,446
Restricted cash	1,063	1,089
Short-term bank deposits	249,600	217,200
Accounts receivable, net	84,542	115,361
Prepaid expenses and other current assets	8,553	8,075
Total Current Assets	436,650	446,171

Long-Term Assets:
Property and equipment, net	4,034	4,211
Operating lease right-of-use assets	10,776	11,578
Goodwill and intangible assets, net	243,177	245,965
Deferred taxes	5,413	5,228
Other assets	110	79
Total Long-Term Assets	263,510	267,061
Total Assets	$700,160	$713,232

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$94,056	$107,730
Accrued expenses and other liabilities	27,081	40,331
Short-term operating lease liability	3,504	3,615
Deferred revenue	3,199	3,852
Short-term payment obligation related to acquisitions	34,651	38,179
Total Current Liabilities	162,491	193,707

Long-Term Liabilities:
Payment obligation related to acquisition	33,377	33,250
Long-term operating lease liability	8,835	9,774
Other long-term liabilities	9,647	9,541
Total Long-Term Liabilities	51,859	52,565
Total Liabilities	214,350	246,272

Shareholders' equity:
Ordinary shares	378	375
Additional paid-in capital	499,527	496,154
Treasury shares at cost	(1,002)	(1,002)
Accumulated other comprehensive gain	(120)	(128)
Accumulated deficit	(12,973)	(28,439)
Total Shareholders' Equity	485,810	466,960
Total Liabilities and Shareholders' Equity	$700,160	$713,232

PERION NETWORK LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands
	Three months ended
	March 31,
	2022	2021
	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net Income	$15,466	$3,306
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,185	2,377
Stock-based compensation expense	2,428	755
Foreign currency translation	(46)	(120)
Accrued interest, net	(542)	(75)
Deferred taxes, net	(204)	236
Accrued severance pay, net	94	109
Net changes in operating assets and liabilities	3,173	6,883
Net cash provided by operating activities	$23,554	$13,471

Cash flows from investing activities:
Purchases of property and equipment, net of sales	(252)	(144)
Short-term deposits, net	(32,400)	(43,300)
Cash paid in connection with acquisitions, net of cash acquired	(3,400)	-
Net cash used in investing activities	$(36,052)	$(43,444)

Cash flows from financing activities:
Issuance of shares in private placement, net	-	60,960
Proceeds from exercise of stock-based compensation	948	1,701
Repayment of long-term loans	-	(8,333)
Net cash provided by financing activities	$948	$54,328

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(30)	(12)
Net increase (decrease) in cash and cash equivalents and restricted cash	(11,580)	24,343
Cash and cash equivalents and restricted cash at beginning of period	105,535	48,878
Cash and cash equivalents and restricted cash at end of period	$93,955	$73,221

PERION NETWORK LTD. AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands (except share and per share data)
	Three months ended
	March 31,
	2022	2021
	(Unaudited)

GAAP Net Income	$15,466	$3,306
Stock-based compensation	2,428	755
Amortization of acquired intangible assets	2,789	1,342
Retention and other related to M&A related expenses	551	1,788
Foreign exchange gains associated with ASC-842	(197)	(318)
Revaluation of acquisition related contingent consideration	132	169
Taxes on the above items	(441)	(51)
Non-GAAP Net Income	$20,728	$6,991

Non-GAAP Net Income	$20,728	$6,991
Taxes on income	2,085	801
Financial income, net	(539)	(44)
Depreciation	396	1,035
Adjusted EBITDA	$22,670	$8,783
Non-GAAP diluted earnings per share	$0.44	$0.19

Shares used in computing non-GAAP diluted earnings per share	47,620,874	36,122,783